**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50986

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/2025__ AND ENDING __03/31/2026__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Thomas Capital Group, Inc._____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3312 Rosedale St. NW, Suite 203B
_____
                                    (No. and Street)

Gig Harbor	WA	98335
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen Myott	(253) 777-4477	sjmyott@thomascapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA, INC.
_____
                    (Name – if individual, state last, first, and middle name)

1999 AVENUE OF THE STARS, SUITE 1100	CENTURY CITY	CA	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Stephen Myott_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Thomas Capital Group, Inc._____, as of _3/31_____, 2 _026___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Stephen Myott_____
A6FDA0E78D2F4A3...

Title: _Managing Director_____

_____
Notary Public

This filing contains (check all applicable boxes):**
☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Thomas Capital Group, Inc.

**Report on Audit of Financial Statements
and Supplementary Information**

As of and for the Year Ended March 31, 2026

Thomas Capital Group, Inc.

Contents
As of and for the Year Ended March 31, 2026



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and the Stockholders of Thomas Capital Group, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Thomas Capital Group, Inc. (the "Company") as of March 31, 2026, the related statements of operations, changes in stockholders' equity, changes in subordinated liabilities to the claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



DCPA
We have served as the Company's auditor since 2023.
Century City, California
May 13, 2026

Thomas Capital Group, Inc.

Statement of Financial Condition
March 31, 2026

ASSETS

Cash	$	75,603
Prepaid expenses and other assets		4,245
Investments in private investment funds, at fair market value		12,216
Investment in private equity securities, at fair market value		136,645
TOTAL ASSETS	$	228,709

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	1,645
Liabilities subordinated to claims of general creditors		185,000
TOTAL LIABILITIES		186,645

STOCKHOLDERS' EQUITY

Common stock, no par value, 200,000 shares authorized and, 98,598 issued, and outstanding		2,758,480
Additional Paid in Capital		80,000
Accumulated deficit		(2,796,416)
TOTAL STOCKHOLDERS' EQUITY		42,064
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	228,709

The accompanying notes are an integral part of these financial statements

Thomas Capital Group, Inc.

Statement of Operations
For the Year Ended March 31, 2026

REVENUES:		
Investment banking	$	195,000
Net loss on investments		(5,300)
Other income		5,000
Total revenues		194,700
EXPENSES:		
Employee compensation and benefits		340,202
Travel and entertainment		15,046
Professional fees		97,175
Dues and subscriptions		21,735
Occupancy and equipment		333
Interest expense		8,477
Bad debts		2,005
Communications		3,238
Regulatory fees and expenses		9,989
Other expenses		25,170
Total expenses		523,370
NET LOSS	$	(328,670)

The accompanying notes are an integral part of these financial statements

Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2026

	Shares	Common Stock	Additional Paid in Capital	Accumulated Deficit	Stockholders' Equity
Balance at March 31, 2025	98,268	$ 2,821,241	$ -	$ (2,467,746)	$ 353,495
Retirement of common stock (Note 11)	(4,670)	(28,601)			(28,601)
Capital Contributions			80,000		80,000
Distribution of Property (Note 11)		(34,160)			(34,160)
Net loss		-		(328,670)	(328,670)
Balance at March 31, 2026	93,598	$ 2,758,480	$ 80,000	$ (2,796,416)	$ 42,064

The accompanying notes are an integral part of these financial statements.

Thomas Capital Group, Inc.

Statement of Cash Flows
For the Year Ended March 31, 2026

OPERATING ACTIVITIES:

Net loss	$	(328,670)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities		
Decrease in prepaid expenses		8,499
Write off of client reimbursement receivables		2,005
Decrease in accounts payable and accrued expenses		(32,368)
Net cash used in operating activities		(350,534)

INVESTING ACTIVITIES:

Capital distribution of investments in private funds		34,160
Loss on investment in equities		5,300
Net cash provided by investing activities		39,460

FINANCING ACTIVITIES:

Capital contributions		80,000
Distribution of property		(34,160)
Retirement of common stock		(28,601)
Liabilities subordinated to claims of general creditors		35,000
Net cash provided by financing activities		52,239

NET DECREASE IN CASH		(258,835)
CASH AT BEGINNING OF YEAR		334,438
CASH AT END OF YEAR	$	75,603

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	15,125
Income taxes	$	-

Supplemental disclosure of non-cash transactions:

The Company made a property distribution of $34,160 of its investment securities to a shareholder.

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended March 31, 2026

	Total
Balance at March 31, 2025	$ 150,000
Increase:	
Issuance of subordinated notes	35,000
(Decrease):	-
Balance at March 31, 2026	$ 185,000

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
March 31, 2026

Note 1 - Description of Operations and Summary of Significant Accounting Policies

Operations - Pursuant to a plan of reorganization effective January 2, 2008, Thomas Capital Group, Inc. (the "Company"), a Washington Subchapter S Corporation, is the successor organization to Thomas Capital Group, LLC. Thomas Capital Group, Inc. assumed all of the assets and liabilities of Thomas Capital Group, LLC, and no changes in ownership and/or control occurred. The Company continues the business of the registered predecessor broker-dealer as a private equity placement agent focused on raising capital for private equity funds and alternative investment products from institutional investors. It is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's primary source of revenue is contractual retainer and placement fees.

Revenue Recognition - Investment banking fees consist of retainer fees and placement fees. Retainer fees earned during the year amounted to $82,500 while placement fees were $112,500.

The Company earns retainer fees from providing financial consulting services in accordance with placement or other contractual agreements. Generally, these retainer fees are billed on a periodic basis representing the engagement services performed and are nonrefundable. Revenue is recognized in the period billed, upon the performance of the Company's related obligations.

The Company earns placement fees as an agent for client offerings. The Company recognizes placement fees revenue upon the closing date of the underlying transaction. At this point, the parties have been identified, the revenue amount is known or is determinable, and the Company's performance obligations have been completed in accordance with the terms of the contractual agreement.

From time to time, the Company may receive securities as a form of payment in lieu of cash for certain transactions and accordingly recognizes this as revenue. No securities were received during the fiscal year ended March 31, 2026.

In all cases, revenue recognition is subject to collection being probable. Reimbursable out-of-pocket expenses are recorded as incurred. Transaction-related costs are recorded as expenses in the same reporting period as the associated revenue, when the actual costs are known or estimable. Transaction-related costs are expensed in the event that client engagements are terminated for other reasons. In certain cases, the retainer fee is fully or partially credited against the success fee. As of March 31, 2026, the Company does not have any open contract balances.

Cash - The Company may hold cash in financial institutions that exceeds the Federal Deposit Insurance Corporation ("FDIC") insurable limit. The Company mitigates this credit risk by only using highly qualified financial institutions.

Accounts Receivable - The Company carries its accounts receivable at cost less an allowance for doubtful accounts. The evaluation of credit impairment requires immediate recognition of estimated credit losses expected to occur. The estimate of expected credit losses is based on relevant information about past events, current economic conditions, and reasonable forecasts of future economic conditions that affect the ability to collect the receivable. During the year ending March 31, 2026, the Company wrote-off $2,005 as Bad Debt on the Statement of Operations. There were no accounts receivable at March 31, 2026.

Private Investment Funds - Investments in Private Investment Funds are valued at fair value as determined by the Company's management. The estimated value received in lieu of cash does not necessarily represent the amount that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Private Equity Securities - Investments in private equity securities received in lieu of cash are valued at fair value as determined by the Company's management. The estimated value does not necessarily represent the amount that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Taxes - The Company has elected to be a Subchapter S Corporation for income tax purposes, and its net income or loss is included in the personal tax returns of the shareholders.

Notes to Financial Statements
March 31, 2026

Note 1 - Description of Operations and Summary of Significant Accounting Policies (Continued)

Taxes (Continued) - Taxes assessed by governmental authorities on revenue-producing transactions are recorded on a gross basis and are included in taxes and licenses expense on the accompanying Statement of Operations.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2026, the IRS has not proposed any adjustment to the Company's tax position.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Segment Reporting - The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") , which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance. statements and accompanying notes. Actual results could differ from those estimates. The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM title and position is the CEO who makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

Note 2 - Investments in Private Investment Funds, at fair market value

The Company is invested in one nonpublic investment fund with restricted marketability. No quoted market exists for this investment. The investment is held in the form of an executed subscription document, which can be found on the fund's investor portal. After initial recognition, in determining the fair market value of the non-exchange-traded externally managed private investment fund, the Company generally considers the Net Asset Value (NAV) of the fund provided by the fund manager to be the best estimate of the fair value and is classified as Level 3 of the fair value hierarchy (Note 4). Management believes this valuation methodology most fairly presents the amount that would have been realized had the investment been redeemed as of the date of these financial statements. Net investment loss on private investment funds is $5,300 for the fiscal year ended March 31, 2026, and is included in net loss on investments on accompanying Statement of Operations.

Note 3 - Investments in Private Equity Securities, at fair market value

As discussed in Note 1, investments in private equity securities are recorded at fair value as determined by the Company's management. These private equity securities consist of preferred shares and common shares as well as warrants to purchase preferred shares. After initial recognition, in determining the fair market value of the private equity securities, the Company generally considers the quoted price in the latest stock purchase agreement to be the best estimate of the fair value. As of March 31, 2026, fair market value for this investment is $136,645 and is classified in Level 3 of the fair value hierarchy (See Note 4). The estimated value does not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot readily be determined.

A capital distribution of 20% of the equity securities ($34,160) was distributed to a shareholder during the fiscal year ended March 31, 2026 and is included as a Distribution of Property on the Statement of Changes in Stockholders' Equity (Note 11).

Note 4 - Fair Value Measurement

On January 1, 2009, the Company adopted FASB ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2026.

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Marketable securities	$ -	$ -	$ -	$ -
Investments in private investment funds	$ 12,216	$ -	$ -	$ 12,216
Investments in private equity securities	$ 136,645	$ -	$ -	$ 136,645
Total	$ 148,861	$ -	$ -	$ 148,861

The following is a reconciliation of the Level 3 beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs during the year ended March 31, 2026:

Balance as of March 31, 2025	**$188,321**
Unrealized loss on private investment funds	(5,300)
Distribution of private equity securities (Note 11)	(34,160)
Balance as of March 31, 2026	**$148,861**

Note 5 - Retirement Plan

The Company has a qualified Retirement Plan (the "Plan"). The Company 401K contributions are discretionary and are determined each year by the Company. The contributions are 100% vested at all times. The Company paid contributions of $4,838 for the year ended March 31, 2026.

Note 6 - Major Clients

For the fiscal year ended March 31, 2026, one customer accounted for 60% of the Company's total revenues and there was no accounts receivable balance.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 percent. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On March 31, 2026, the Company had net capital of $73,958, which was $68,958 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 2.22%.

Notes to Financial Statements
March 31, 2026

Note 8 - Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. As a result of this review, the Company reported no events that would require disclosure or have a material impact on the financial statements.

Note 9 - Commitments and Contingencies

In the normal course of business, the Company has possible exposure or may be a defendant in legal actions, claims and disputes arising out of its activities as a registered broker-dealer. While predicting the resolution of such matters is inherently difficult, the Company believes that there are no other actions or possible actions that would have a material impact on the financial statements.

Note 10 - Subordinated Borrowings

The Company has a two-year subordinated loan with a balance of $150,000 oustanding as of March 31, 2026. Interest accrues annually on this loan at 5.5% which is recorded as interest expense in the Statement of Operations. Accrued interest of $688 on this loan is unsubordinated. The Company received FINRA approval to extend the maturity of this existing sub-loan to May 3, 2029

On February 17, 2026, the Company issued a new subordinated loan for $35,000 maturing on May 3, 2029. Interest accrues annually on this loan at 5.5% which is recorded as interest expense in the Statement of Operations. Accrued interest of $226 on this loan is unsubordinated.

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 11 - Stockholders' Equity

The Company periodically purchased back the shares of a shareholder, which in the year ended March 31, 2026 amounted to $24,801, and retired the shares. The shareholder remains as such in the Company.

On March 23, 2026, the Company purchased back all the shares of one shareholder for a total amount of $3,800 and retired the shares. As such, he is no longer a shareholder of the Company.

In March 2026, two capital contributions amounting to $80,000 were made by a shareholder. The contributions were made for the purpose of maintaining the required net capital.

A property distribution was made to a shareholder in the form of a private equity investment in the amount of $34,160 in recognition of his efforts in the successful execution and receipt of revenue from a transaction.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2026

COMPUTATION OF NET CAPITAL

Stockholders' Capital	$	42,064
ADDITIONS		
Liabilities subordinated to claims of general credotors		185,000
Total capital and allowable subordinated Liabilities		227,064
DEDUCTIONS		
Prepaid expenses		(4,245)
Investments in private investment funds, at estimated fair value		(12,216)
Investments in private equity securities, at estimated fair value		(136,645)
Total deductions		(153,106)
Net Capital	$	73,958
Minimum net capital required	$	5,000
Excess net capital	$	68,958

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities and aggregate indebtedness	$	1,645

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Percentage of aggregrate indebtedness to net capital		2.22%

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17a-5, Part IIA report, as of March 31, 2026.

See report of independent registered public accounting firm

Schedule II
Computation for Determination of Reserve Requirement Pursuant to SEC Rule 15c3-3
March 31, 2026

The Company is a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Schedule III
Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3
March 31, 2026

The Company is a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

See report of independent registered public accounting firm

Thomas Capital Group, Inc.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. §15c3-3(k)
For the Year Ended March 31, 2026


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and the Stockholders of Thomas Capital Group, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Thomas Capital Group, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Thomas Capital Group, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") but limit to private placement of securities and that the Company did not identify any exceptions to this assertion throughout the year ended March 31, 2026. Thomas Capital Group, Inc.'s management is responsible for compliance with the exemption provisions, and the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thomas Capital Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
May 13, 2026

Thomas Capital Group, Inc.
Exemption Report
For the Year Ended March 31, 2026

Thomas Capital Group, Inc. ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Thomas Capital Group, Inc.

I, Stephen J. Myott, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Stephen J. Myott_
Title: Managing Director